UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
Commission File Number: 001-40590

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notiﬁcation relates to a portion of the filing checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

F45 Training Holdings Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

3601 South Congress Avenue, Building E

(Address of Principal Executive Office (Street and Number))

Austin, Texas 78704

(City, State, and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

F45 Training Holdings Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Annual Report”) within the time period prescribed primarily because the Company and its independent registered public accounting firm require time to complete certain items with respect to its financial statement preparation and review processes, including management’s assessment of the effectiveness of the Company’s internal controls over financial reporting for the period covered by the Annual Report. Based on currently available information, the Company expects to report a material weakness similar to the material weakness reported in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission on March 23, 2022, related to the proper design of the Company’s financial closing and reporting processes, and appropriate processes to monitor, review, and record transactions in compliance with generally accepted accounting principles. The Company and its independent registered public accounting firm require additional time to finalize management’s assessment of progress made by the Company on previously disclosed material weaknesses for the reporting period for the fiscal year ended December 31, 2022. In addition, previously disclosed transitions in the Company’s executive leadership team, including the recent appointment of its Interim Chief Financial Officer, have contributed to the delay in filing the Annual Report.

As noted above in Part II of this form, the Company believes that its Annual Report will be filed within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

Notwithstanding the foregoing and the filing delay, the Company does not expect any of the material weaknesses to result in material misstatements or omissions in its previously reported financial statements.

Cautionary Statement Concerning Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “will,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the beliefs and expectations of the Company’s management relating to the timing of the filing of the Annual Report, its results of operations for the fiscal year ended December 31, 2022, and the results of the Company’s ongoing assessment of the effectiveness its internal controls over financial reporting. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond the Company’s control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Annual Report no later than the fifteenth calendar day following the prescribed due date for the filing of the Company’s Annual Report, and the possibility that the ongoing review of its results of operations and internal controls over financing reporting may identify additional errors or control deficiencies in the Company’s accounting practices. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV — OTHER INFORMATION

1.Name and telephone number of person to contact in regard to this notiﬁcation:

Patrick Grosso	(737)	787-1955
(Name)	(Area Code)	(Telephone Number)

2.Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s). ☒ Yes ☐ No

3.Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the results of operations to be included in the Annual Report will reflect changes in results of operations from the prior year. Based on currently available information, these changes in results of operations will be the result of, among other things, increases in allowances for doubtful accounts and provisions for bad debts and impairment charges associated with certain assets previously acquired by the Company. The Company is unable to provide reasonable estimates regarding the changes in results of operations because the Company and the Company’s independent registered public accounting firm require time to complete certain items with respect to its financial statement preparation and review processes.

F45 Training Holdings Inc.
(Name of Registrant as Speciﬁed in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2023	By:	/s/ Ben Coates
	Name:	Ben Coates
	Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).